May 5, 2009

VIA EDGAR

Mr. Milwood Hobbs

Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Family Dollar Stores, Inc.

Form 10-K for the Fiscal Year Ended August 30, 2008

Filed October 28, 2008

Definitive Proxy Statement on Schedule 14A

Filed December 12, 2008

File No. 001-06807

Dear Mr. Hobbs:

Set forth below are the responses of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff of the United States Securities and Exchange Commission dated April 13, 2009 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended August 30, 2008, filed October 28, 2008 (the “Form 10-K”), and Definitive Proxy Statement on Schedule 14A filed December 12, 2008 (the “Proxy Statement”), referenced above.

Annual Report on Form 10-K for Fiscal Year Ended August 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition..., page 18

Critical Accounting Policies, page 25

1.	We note your response to comment 9 in our letter dated February 2, 2009 regarding the disclosure of the dollar amounts of the estimates recorded for all periods presented for each critical accounting policy. We continue to believe the amount of each material estimate recorded in the financial statements should be disclosed in your discussion. In addition, your proposed cross-references to the various notes to your financial statements do not seem to sufficiently address the significant estimates made in those areas. To the extent that there are no significant estimates made in any of those areas, you should remove your reference to estimates so as not to imply critical accounting estimates in those areas. Please revise your disclosure accordingly consistent with the request made in our prior comment 9 for all material estimates for all periods presented and advise us. Refer to SEC Release No. 33-8350.

Mr. Milwood Hobbs

May 5, 2009

COMPANY RESPONSE:

In future filings, as applicable, we propose to modify our Critical Accounting Policies as indicated in the sample disclosure below to quantify the amounts estimated for each critical accounting policy.

Merchandise Inventories:

Our inventories are valued using the retail method, based on retail prices less mark-on percentages, which approximates the lower of first-in, first-out (FIFO) cost or market. We record adjustments to inventory through cost of goods sold when retail price reductions, or markdowns, are taken against on-hand inventory. In addition, we make estimates and judgments regarding, among other things, initial markups, markdowns, future demand for specific product categories and market conditions, all of which can significantly impact inventory valuation. These estimates and judgments are based on the application of a consistent methodology each period. While we believe that we have sufficient current and historical knowledge to record reasonable estimates for these components, if actual demand or market conditions are different than our projections, it is possible that actual results could differ from recorded estimates. This risk is generally higher for seasonal merchandise than for non-seasonal merchandise. We estimate inventory losses for damaged, lost or stolen inventory (inventory shrinkage) for the period from the most recent physical inventory to the financial statement date. The accrual for estimated inventory shrinkage was $61.2 million as of the end of fiscal 2008 and $58.5 million as of the end of fiscal 2007. The accrual for estimated inventory shrinkage is based on the trailing twelve-month actual inventory shrinkage rate. There were no material changes in the estimates or assumptions related to the valuation of inventory during fiscal 2008.

Property and Equipment:

We state property and equipment at cost. We calculate depreciation for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets. For leasehold improvements, this depreciation is over the shorter of the term of the related lease (generally five years) or the asset’s useful economic life. The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates. We generally do not assign salvage value to property and equipment. We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, our impairment losses on fixed assets, which typically relate to normal store closings, have not been material to our financial position and results of operations. There were no material changes in the estimates or assumptions related to the valuation and classification of property and equipment during fiscal 2008. See Note 1 and Note 3 to the Consolidated Financial Statements included in this Report for more information on property and equipment.

Mr. Milwood Hobbs

May 5, 2009

Insurance Liabilities:

We are primarily self-insured for health care, property loss, workers’ compensation, general liability, and auto liability costs. These costs are significant primarily due to the large number of our retail locations and employees. Our self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted. We review current and historical claims data in developing our estimates. We also use information provided by outside actuaries with respect to medical, workers’ compensation, general liability, and auto liability claims. The insurance liabilities we record are mainly influenced by changes in payroll expense, sales, number of vehicles, and the frequency and severity of claims. The estimates of more recent claims are more volatile and more likely to change than older claims. If the underlying facts and circumstances of the claims change or the historical trend is not indicative of future trends, then we may be required to record additional expense or a reduction to expense which could be material to our reported financial condition and results of operations. Our liabilities for workers’ compensation, general liability, and auto liability costs were $202.8 million as of the end of fiscal 2008 and $210.5 million as of the end of fiscal 2007. There were no other material estimates for insurance liabilities during fiscal 2008 or fiscal 2007. During fiscal 2008, our insurance expense was favorably impacted by reductions in our actuarily determined insurance liabilities, resulting from favorable trends in workers’ compensation and general liability claims. See our SG&A discussion above for more information.

Contingent Income Tax Liabilities:

We are subject to routine income tax audits that occur periodically in the normal course of business. Our contingent income tax liabilities are estimated based on the methodology prescribed in FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which we adopted as of the beginning of fiscal 2008. FIN 48 prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Our liabilities related to uncertain tax positions require an assessment of the probability of the income-tax-related exposures and settlements and are influenced by our historical audit experiences with various state and federal taxing authorities as well as by current income tax trends. If circumstances change, we may be required to record adjustments that could be material to our reported financial condition and results of operations. Our liabilities related to uncertain tax positions were $39.2 million as of the end of fiscal 2008 and $47.5 million as of the end of fiscal 2007. See Note 6 to the Consolidated Financial Statements included in this Report for more information on our contingent income tax liabilities.

Mr. Milwood Hobbs

May 5, 2009

Contingent Legal Liabilities:

We are involved in numerous legal proceedings and claims. Our accruals, if any, related to these proceedings and claims are based on a determination of whether or not the loss is both probable and estimable. We review outstanding claims and proceedings with external counsel to assess probability and estimates of loss. We re-evaluate the claims and proceedings each quarter or as new and significant information becomes available, and we adjust or establish accruals, if necessary. If circumstances change, we may be required to record adjustments that could be material to our reported financial condition and results of operations. Our total legal liabilities were $51.9 million as of the end of fiscal 2008 and $51.1 million as of the end of fiscal 2007. There were no material changes in the estimates or assumptions used to determine contingent legal liabilities during fiscal 2008. See Note 8 to the Consolidated Financial Statements included in this Report for more information on our contingent legal liabilities.

Stock-based Compensation Expense:

We adopted SFAS 123R during the first quarter of fiscal 2006. SFAS 123R requires the measurement and recognition of compensation expense for all stock-based awards made to employees based on estimated fair values. The determination of the fair value of employee stock options on the date of grant using an option-pricing model is affected by our stock price as well as by assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. We also grant performance share rights and adjust compensation expense each quarter based on the ultimate number of shares expected to be issued. If factors change and we employ different assumptions in the application of SFAS 123R in future periods, the compensation expense recorded under SFAS 123R may differ significantly from the amount recorded in the current period. Our results for fiscal 2008, fiscal 2007 and fiscal 2006 include stock-based compensation expense of $11.3 million, $11.7 million and $17.6 million, respectively. There were no material changes in the estimates or assumptions used to determine stock-based compensation during fiscal 2008. See Note 9 to the Consolidated Financial Statements included in this Report for more information on our stock-based compensation expense.

Mr. Milwood Hobbs

May 5, 2009

Item 8. Financial Statements and Supplementary Data, page 28

Notes to Consolidated Financial Statements, page 34

Note 1. Description of Business and Summary of Significant Accounting…, page 34

2.	We note your response to comment 12 in our letter dated February 2, 2009 regarding the need to provide “Schedule II – Valuation and Qualifying Accounts” for your insurance liabilities amounts. We do not believe your disclosure in Note 5 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations comply with the requirements of Rule 5-04 of Regulation S-X. As such, you should disclose amounts such as self-insurance liabilities and other material reserves with their additions and deductions for the annual reporting period in Schedule II. We refer you to the format prescribed under Rule 12-09 of Regulation S-X.

COMPANY RESPONSE:

We have reviewed Rule 5-04 and Rule 12-09 of Regulation S-X and believe that we have complied with the requirements. We believe that Schedule II is designed to present an analysis of valuation reserves, such as an allowance for doubtful accounts receivable, and is not intended for normal accruals and estimated liabilities. Our self-insurance liabilities are accrued expenses for claims that have been incurred but not yet paid, similar to other accrued expenses such as accrued compensation and benefits, and not a reserve account or contra-asset account subject to Schedule II.

Note 13. Segment Information, page 49

3.	We note your response to comment 14 in our letter dated February 2, 2009 relating to your compliance with the segment reporting requirements of SFAS 131. With more than 6,500 retail stores nationally, we remain unclear how you manage your business on the basis of one operating segment as discussed in your response and disclosed in your segment note. Based on the operating segment definition pursuant to paragraph 10, it would appear that, like most national retail companies, you would have more than one operating segment. Please explain and clarify for us if and how your stores are organized and managed. For example, tell us if your stores are organized on a district or regional basis and why you do not believe the financial information you summarize at that level meets the requirement of an operating segment. If you have more than one operating segment, you should revise your disclosures to specifically identify the operating segments and provide all of the disclosures required by paragraph 26(a) of SFAS 131. If you rely on the aggregation criteria within paragraph 17 in aggregating the operating segments into one reportable segment, you should disclose your basis for aggregation.

Mr. Milwood Hobbs

May 5, 2009

COMPANY RESPONSE:

SFAS 131 states that an operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. We consider our CODM to be the combination of our Chief Executive Officer and Chief Operating Officer. Our CODM does not review operating results below the consolidated level when evaluating the performance of the business and making key decisions related to the allocation of resources. Therefore, we believe we have only one operating segment.

The senior management team that reports to the CODM is not organized around differences in geographic area and currently consists of the following individuals:

Executive Vice President – Strategy and Marketing

Executive Vice President – Merchandising

Executive Vice President – Supply Chain

Executive Vice President – Store Operations

Senior Vice President – General Counsel and Secretary

Senior Vice President – Chief Financial Officer

Senior Vice President – Human Resources

Senior Vice President – Information Technology and Procurement

Senior Vice President – Real Estate and Facilities

These functional EVPs and SVPs have regular contact with the CODM for discussion of operating plans, significant activities and results.

Our store operations group currently has approximately 6,645 stores, 376 districts, 26 regions, and 5 divisions. This structure is used primarily for personnel management purposes within our store operations group. The Executive Vice President of Store Operations reviews operating results at the store, district, region, and division level in order to assess the performance of the management team at each of those levels. The CODM does not regularly review operating results at the individual store, district, region, or division level. Therefore, we do not consider them operating segments as defined by SFAS 131.

The Company’s operating budget is built on a consolidated basis and is not broken out by store, district, region, or division. In addition, our Board of Directors does not receive operating results below the consolidated level.

We manage our business on the basis of one operating segment. As a result, we have only one reportable segment. Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if certain criteria are met. Since we believe we have only one operating segment, we do not rely on paragraph 17 of SFAS 131 to aggregate operating segments. Beginning with our fiscal 2009 second quarter Form 10-Q, we began providing additional information, as noted in the disclosure below, to highlight our basis for one operating/reportable segment and provide the disclosures required by paragraph 26(a) of SFAS 131. We have consistently provided disclosure of revenues by product category as required under paragraph 37 of SFAS 131.

Mr. Milwood Hobbs

May 5, 2009

The Company operates a chain of more than 6,600 general merchandise retail discount stores in 44 states, serving the basic needs of customers primarily in the low and lower-middle income brackets. The stores are supported by nine distribution centers and one corporate headquarters. All of the stores operate under the Family Dollar name and are substantially the same in terms of size, merchandise, customers, distribution and operations. The Company has no franchised locations, foreign operations or other lines of business. The Company manages the business on the basis of one operating segment and therefore has only one reportable segment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Overview, page 15

Elements of Executive Compensation, page 18

How does the Company set base salaries for its NEOs, page 18

4.	We note your response to comment 17 in our letter dated February 2, 2009 and we reissue that comment. Please identify the companies in the Hay Retail Industry Database since it appears that you have benchmarked compensation against this database.

COMPANY RESPONSE:

In future filings, we will list all of the companies in the Hay Retail Industry Database. See the list below.

2008 Hay Group Retail Executive Survey Participants

7-Eleven	J. C. Penney
Abercrombie & Fitch	J.Crew Group
Ace Hardware	Jewelry Television
Advance Auto Parts	Kohl’s Corporation
Aeropostale	L.L. Bean
Ahold USA	Li & Fung USA
Alex Lee	Limited Brands
Amazon.com	Limited Stores
American Eagle Outfitters	Liz Claiborne
Andersons	Lord & Taylor
AnnTaylor Stores	Lowe’s Companies
AutoNation	LVMH Moet Hennessy Louis Vuitton SA
AutoZone	Macy’s

Mr. Milwood Hobbs

May 5, 2009

Belk	Maidenform Brands
Best Buy	Meijer
Blockbuster	Mervyn’s, LLC
Bon-Ton Stores	Michaels Stores
Bulgari	Micro Electronics
C&S Wholesale Grocers	New York & Company
Carter’s	Nordstrom
Cato Corporation	Office Depot
CBRL Group Inc. - Retail	OfficeMax
Chico’s FAS	Phillips-Van Heusen
Children’s Place, The	Pier 1 Imports
Circuit City Stores	Polo Ralph Lauren
Coach	PPG Industries Inc. - Retail
Collective Brands	RadioShack
Costco	Restoration Hardware
Crate and Barrel	Retail Ventures
CVS/Caremark Corporation	Richemont North America
Dick’s Sporting Goods	Saks Incorporated
Dollar General	Sears Holdings Corporation
Dollar Tree Stores	ShopKo Stores
DSW	Sonic Automotive
Express, LLC	Sports Authority
Family Dollar Stores	Stage Stores
FedEx Corporation	Staples
Foot Locker	Starboard Cruise Services
GameStop	SUPERVALU
Gap	Target
Gardener’s Supply Company	TJX Companies
Gymboree	Tommy Hilfiger
h.h. gregg	Toys R Us
Hallmark Cards - Retail	Tweenbrands
Harris Teeter	Wal-Mart
Helzberg Diamonds	Wawa
Home Depot	Williams-Sonoma
Hot Topic	Zale Corporation

Total Number of Companies = 96

Mr. Milwood Hobbs

May 5, 2009

General

In connection with our responses to your comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•	It may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704) 814-3284.

Sincerely,

/s/ C. MARTIN SOWERS
C. MARTIN SOWERS
Senior Vice President – Finance